UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMG Pantheon Fund, LLC

(Name of Issuer)

AMG Pantheon Fund, LLC

(Name of Person(s) Filing Statement)

Advisory Class Units

(Title of Class of Securities)

001700111

(CUSIP Number of class of securities)

Brokerage Class Units

(Title of Class of Securities)

001700137

(CUSIP Number of class of securities)

Institutional Class Units

(Title of Class of Securities)

001700129

(CUSIP Number of class of securities)

Institutional Plus Class Units

(Title of Class of Securities)

001700103

(CUSIP Number of class of securities)

Mark J. Duggan

c/o AMG Pantheon Fund, LLC

AMG Funds LLC

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

(800) 835-3879

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

September 20, 2017

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$257,879.93(a)	$32.11(b)

(a)	Calculated as the aggregate maximum purchase price for units of beneficial interest, based upon the estimated net asset value per Advisory Class Unit, the estimated net asset value per Brokerage Class Unit, the estimated net asset value per Institutional Class Unit and the estimated net asset value per Institutional Plus Class Unit as of October 31, 2017.
(b)	Calculated at $124.50 per $1,000,000.00 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)	The name of the issuer is AMG Pantheon Fund, LLC (the “Fund”). The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 600 Steamboat Road, Suite 300, Greenwich, Connecticut 06830 and the telephone number is (800) 835-3879.

(b)	The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are units of beneficial interest (“Units”) or portions thereof. The Fund offers four classes of Units: Advisory Class Units (“Advisory Units”), Brokerage Class Units (“Brokerage Units”); Institutional Class Units (“Institutional Units”) and Institutional Plus Class Units (“Institutional Plus Units”). As of the close of business on October 31, 2017, there were approximately 411,581 Units outstanding, comprised of 51,633 Advisory Units, 988 Brokerage Units, 97,975 Institutional Units and 260,985 Institutional Plus Units. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 20,579 Units that are tendered by holders of the Fund’s Units (“Members”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Units subject to the Offer represent approximately 5% of the Fund’s Units outstanding as of October 31, 2017. The Fund is a “feeder fund” that invests substantially all of its investable assets in AMG Pantheon Master Fund, LLC.

(c)	Units are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Limited Liability Company Agreement, as amended (the “LLC Agreement”).

Item 3.	Identity and Background of Filing Person.

(a)	The Fund is tendering for its own Units. The information required by this Item is set forth in Item 2(a) above. Pantheon Ventures (US) LP (“Pantheon”) serves as the investment adviser for the Fund. Pantheon is located at 600 Montgomery Street, 23rd Floor, San Francisco, California 94111 and its telephone number is (415) 249-6200. The members of the Fund’s Board of Directors (the “Board”) are Kurt Keilhacker, Eric Rakowski, Victoria Sassine and Christine Carsman (each, a “Director”). The Directors may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4.	Terms of the Transaction.

(a)(1) (i)	Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 20,579 Units that are tendered by Members by 11:59 p.m., Eastern Time, on January 22, 2018 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)	The purchase price of a Unit (or portion thereof) tendered will be its net asset value as of the close of business on March 30, 2018 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Member that tenders Units that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Member that the Fund has received and accepted their tender. Such Member will be issued payment in cash or a non-interest bearing, uncertificated debt obligation entitling the Member to receive an amount equal to the value of the Member’s Units accepted for purchase by the Fund determined as of the Valuation Date. The form of the Acceptance Letter is attached as Exhibit (a)(1)(iv) and incorporated herein by reference.

(iii)	The Offer is scheduled to expire on January 22, 2018, unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)	Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Members may be required to deliver their Letter of Transmittal to their Financial Advisor (instead of directly to AMG Pantheon Fund, LLC). All Members tendering Units should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 9 “Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)	Not applicable.

(b)	Any Units to be purchased from any officer, Director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)

The Fund’s Prospectus dated July 26, 2017 and as amended and/or supplemented from time to time (“Prospectus”), provides that the Board has the discretion to determine whether the Fund will purchase Units from Members from time to time pursuant to written tenders. Pantheon expects that it will recommend to the Board that the Fund purchase Units from Members quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive officers or Directors, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations). The Fund’s LLC Agreement provides that, if a Member submits to the Fund a written request to commence a repurchase offer and the Fund does not, within two years from the date of such written request, commence a repurchase offer for at least 5% of the net assets of the Fund, the Fund promptly will thereafter offer to all then Members the opportunity to contribute their Units to a special purpose vehicle (an “SPV”) to be registered under the 1940 Act or exempt from such registration and having the investment objective to liquidate at least 90% of its assets within three full fiscal years of such contribution. Any such offer to contribute will be made pursuant to an offering registered under the Securities Act of 1933, as amended, or pursuant to an offering exempt from such registration. Any such SPV would not bear any investment advisory or investment management fees after the three fiscal year period.

Item 6.	Purposes Of This Tender Offer And Plans Or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Units are not traded in any market, subsections (6), (7), and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(d)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Interest in Securities of the Issuer.

(a)	Based on the number of Units outstanding as of October 31, 2017, the following persons (the named individuals being the Directors) own the number of Units indicated in the below table.

Institutional Plus Class Units

Person	Units	Percentage of the Class’ Outstanding Units
AMG 2014 Capital, LLC	94,979	36.39%
Christine C. Carsman	10,000	3.83%
Kurt Keilhacker	10,000	3.83%
Eric Rakowski	19,517	7.48%
Victoria Sassine	1,456	0.56%

Advisory Class Units

Person	Units	Percentage of the Class’ Outstanding Units
AMG 2014 Capital, LLC	988	1.91%
Christine C. Carsman	0	0%
Kurt Keilhacker	0	0%
Eric Rakowski	0	0%
Victoria Sassine	0	0%

Brokerage Class Units

Person	Units	Percentage of the Class’ Outstanding Units
AMG 2014 Capital, LLC	988	100%
Christine C. Carsman	0	0%
Kurt Keilhacker	0	0%
Eric Rakowski	0	0%
Victoria Sassine	0	0%

Institutional Class Units

Person	Units	Percentage of the Class’ Outstanding Units
AMG 2014 Capital, LLC	988	1.01%
Christine C. Carsman	0	0%
Kurt Keilhacker	0	0%
Eric Rakowski	0	0%
Victoria Sassine	0	0%

None of the persons listed above intends to tender any of his or her Units in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Other than the issuance of Units by the Fund in the ordinary course of business, there have been no transactions in the Fund’s Units effected during the past 60 days by the Fund, Pantheon, or any Director or officer of the Fund, or any person controlling the Fund or Pantheon, or by AMG Pantheon Master Fund, LLC (the “master fund” in which the Fund invests substantially all of its assets) or any Director or officer of AMG Pantheon Master Fund, LLC.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a)	The unaudited semi-annual financial statements of the Fund dated September 30, 2017 and the schedule of investments of the Fund dated September 30, 2017, both filed with the SEC on EDGAR on Form N-CSR on December 8, 2017, are incorporated by reference. The Fund will prepare and transmit to Members the audited annual financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11.	Additional Information.

(a)	(1) None.

(2)	None.

(3)	Not applicable.

(4)	None.

(5)	None.

(b)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)(1)	(i) Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii)	Offer to Purchase.

(iii)	Form of Letter of Transmittal.

(iv)	Form of Letter from the Fund to Members in Connection with the Fund’s Acceptance of Units.

(v)	Form of Notice of Withdrawal of Tender.

(a)(2)-(4)	Not applicable.

(b)	None.

(d)	None.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMG PANTHEON FUND, LLC

By: /s/ Thomas Disbrow
Name:	Thomas Disbrow
Title:	Treasurer, Principal Financial Officer and Principal Accounting Officer

Dated: December 20, 2017

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Members in Connection with the Fund’s Acceptance of Units.

(a)(1)(v)	Form of Notice of Withdrawal of Tender.